Donald H. Meiers 202.429.6261 dmeiers@steptoe.com	1330 Connecticut Avenue, NW Washington, DC 20036-1795 Tel 202.429.3000 Fax 202.429.3902 steptoe.com

January 8, 2007

Via Overnight Delivery (copy by facsimile)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Esq., Assistant Director Mail Stop 3720

Re:	VeriChip Corporation
Filing of Pre-Effective Amendment No. 5 to Registration Statement on Form S-1
File Number 333-130754

Dear Mr. Spirgel:

On behalf of VeriChip Corporation (the “Company”), the law firms of Holland & Knight LLP (“H&K”) and Steptoe & Johnson LLP (“S&J”), acting as co-counsel to the Company, have today filed via the EDGAR system pre-effective amendment no. 5 to the above-referenced registration statement on Form S-1. We have enclosed courtesy copies of this latest amendment, both clean and blacklined against pre-effective amendment no. 4, which was filed on December 26, 2006.

Pre-effective amendment no. 5 reflects the Company’s compliance with the SEC’s recently adopted rules with respect to executive compensation and other rules in SEC Release Nos. 33-8765; 34-55009, as well as the filing of the consent of IDTechEx Ltd, a market consultant whose report “RFID in Healthcare 2006-2016,” is cited in the prospectus, as an exhibit to the registration statement. Pre-effective amendment no. 5 contains essentially no other changes to the disclosure compared to the prior amendment.

Per the conference call discussion Harvey Goldman and I had with you on December 26, 2006, we have filed this latest pre-effective amendment in the hope that this will expedite the staff’s review of the registration statement and that the Company can get to the point that the staff is receptive to the Company’s submission of an acceleration request prior to the time the Company will be obligated to add in audited financial statements for the year ended December 31, 2006.

Larry Spirgel, Esq., Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 8, 2007

Should the staff have any questions regarding this letter, please contact either Don Meiers at Steptoe & Johnson LLP (202-429-6261) or either of Harvey A. Goldman (305-789-7506) or James M. Lurie at Holland & Knight LLP (212-513-3354).

Very truly yours,

Donald H. Meiers

Enclosures

cc:	Paul Monsour, Staff Accountant
Scott R. Silverman, Chief Executive Officer, VeriChip Corporation
Harvey A. Goldman, Esq., Holland & Knight LLP
James M. Lurie, Esq., Holland & Knight LLP
Selim Day, Esq., Wilson Sonsini Goodrich & Rosati
Donna Petkanics, Esq., Wilson Sonsini Goodrich & Rosati